UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark one)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]. For the Fiscal Year Ended December 31, 2002.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from to .

MIDLAND-GUARDIAN CO. SALARIED
EMPLOYEES 401(K) SAVINGS PLAN
 (Full title of the Plan)

THE MIDLAND COMPANY
 7000 Midland Boulevard
Amelia, Ohio 45102-2607
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Registrant’s telephone number including area code (513) 943-7100

Signatures
INDEPENDENT AUDITORS’ REPORT
MIDLAND-GUARDIAN CO. SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN
MIDLAND-GUARDIAN CO. SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN
MIDLAND-GUARDIAN CO. SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
EX-23
EX-99

Required information:

(a)	Financial statements filed as a part of this report:

Independent Auditors’ Report

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements – December 31, 2002 and 2001

Supplemental Schedule:

Schedule of Assets (Held At End of Year) – December 31, 2002

(b)	Exhibits

Exhibit 23 – Independent Auditors’ Consent

Exhibit 99 – Chief Financial Officer’s Certification

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MIDLAND-GUARDIAN CO. SALARIED
EMPLOYEES 401(K) SAVINGS PLAN
(Name of Plan)

By: /s/ John Von Lehman Executive Vice President, Chief Financial Officer and Secretary of The Midland Company

For the Midland-Guardian Co. Salaried
Employees 401(k) Savings Plan

Dated: June 23, 2003

INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying statements of net assets available for benefits of The Midland-Guardian Co. Salaried Employees’ 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP
Cincinnati, Ohio
June 16, 2003

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

INVESTMENTS — At market value:

MARKETABLE SECURITIES	$27,291,805	$28,804,311

(Cost - 2002, $33,671,231; 2001, $32,058,695)

LOANS TO PARTICIPANTS	616,951	580,655

TOTAL INVESTMENTS	27,908,756	29,384,966

OTHER RECEIVABLES	14,135	11,587

ACCRUED INCOME	16,221	5,182

NET ASSETS AVAILABLE FOR BENEFITS	$27,939,112	$29,401,735

See notes to financial statements.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

INCOME:

Contributions from Midland-Guardian Co.	$985,631	$971,920

Contributions from Employees	3,019,204	2,895,630

Dividend and Interest Income	460,708	1,201,063

Net Realized and Unrealized Depreciation in Fair Market Value of Investments	(4,608,435)	(3,503,077)

Rollovers	29,652	241,293

Other	150,841	422,029

Total	37,601	2,228,858

BENEFIT PAYMENTS	(1,500,224)	(1,068,072)

INCREASE (DECREASE) IN NET ASSETS	(1,462,623)	1,160,786

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of Year	29,401,735	28,240,949

End of Year	$27,939,112	$29,401,735

See notes to financial statements.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Significant Accounting Policies

Basis of Accounting
The accompanying financial statements conform to accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”).

Expenses of the Plan Midland-Guardian Co. Salaried Employees 401(K) Savings Plan (the “Plan”) sponsor, Midland-Guardian Co. (the “Company”), pays certain expenses of the Plan.

Investments
The Plan’s investments in mutual funds are stated at fair value, based on market quotations provided by the trustee, and The Midland Company stock is valued at its quoted market price. Participant loans are valued at cost that approximates fair value.

Method of Funding The Company’s annual contribution to the Plan consists of matching fifty percent of the basic contributions made by plan participants up to six percent of the participant’s wages.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities, which may include U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2.	Description of the Plan

All full-time salaried employees of Midland-Guardian Co. and part time employees who anticipate working 1,000 hours or more annually are eligible to participate in the Plan upon their hire date. Effective January 1, 2002, the Plan was amended authorizing a basic minimum before tax contribution to be 1 percent up to 6 percent and a maximum to be 100 percent (base and supplemental) of the participant’s compensation. Participants are 100 percent vested in their contributions. The Company matches 50 percent of an employee’s basic contribution. The vesting period in Company matching contributions is five (5) years. At the end of each year of employment, the employee will vest in 20 percent of the Company’s matching contribution. Vesting is based on the date of hire, not the date of enrollment in the Plan.

Upon enrollment in the Plan, a participant may direct employee contributions in five- percent increments in any of ten investment options. The investment options (funds and fund investment information obtained from fund publications) are as follows:

a)	EB Money Market Fund – Funds are invested primarily in high-grade money market instruments with the objective of providing stability and liquidity.

b)	PIMCO Total Return Fund – Funds are invested in debt securities, including U.S. Government securities, corporate bonds, mortgage-related securities and foreign currencies.

c)	Victory Balanced Fund – Funds are invested in common stock, securities convertible into common stock, preferred stock, corporate debt securities and U.S. Government securities.

d)	Victory Value Fund – Funds are invested primarily in a diversified group of common stocks with an emphasis on companies with above average total return potential.

e)	Victory Stock Index Fund – Funds are invested primarily in equity securities with the objective of matching the performance of the Standard & Poor’s 500 stock index.

f)	American Funds Growth Fund of America – Funds are invested in common stocks and convertible securities and seeks capital appreciation by investing in large capital growth companies, with a less emphasized holding in technology stocks.

g)	Janus Twenty Fund – Funds are invested to provide long-term growth of capital by concentrating its investments in a core position of 20-30 common stocks.

h)	Janus Overseas Fund – Funds are invested to seek long-term growth of capital by investing primarily in the common stocks of companies outside the United States, normally investing at least 65% of its assets in securities of issuers from at least five different countries, excluding the U.S.

i)	INVESCO Dynamics Fund – Funds are invested in equity securities of mid-sized core growth companies with the objective of long-term capital appreciation through aggressive investment policies.

j)	Midland Stock Fund – Funds are invested in common stock of The Midland Company.

Effective as of January 2, 2002, the Victory Fund for Income was replaced with the PIMCO Total Return Fund. The PIMCO Total Return Fund is similar to the Victory Fund for Income in that the primary investment objective is to provide current income. Any balances in the Victory Fund for Income were automatically transferred to the PIMCO Total Return Fund on January 2, 2002.

The American Capital Income Builder, Inc. was removed from the investment options on January 2, 2002. All balances in the fund were automatically transferred to the Victory Balanced Fund, as it is similar to American Capital Income Builder, Inc.’s diversified approach to investing. According to the prospectus, both funds seek long term growth and current income by investing in income producing stocks and high quality fixed income instruments.

The Growth Fund of America was added as a new fund on January 2, 2002.

Participants may change their investment elections daily.

The contributions are invested in pooled accounts maintained by the Plan’s trustee. Individual accounts are maintained for each participant. Income from investments and the change in the market value of the investments are allocated to the participants’ accounts based on the percentage that each account balance bears to the total pool balance.

The Plan allows participants to borrow funds from their vested account balance subject to certain restrictions. Participants may take a minimum loan of $500 from their account. The maximum loan is 50% of their vested account balance (up to a loan of $50,000). Loans are repayable in one to five years unless the loan is related to the purchase of the participant’s primary residence, in which case the term may be up to thirty years. The interest rate applicable to Plan loans is established at 1% over US Bancorp’s prime rate. The interest rates at December 31, 2002 ranged from 5.25% to 10.5%.

Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

If a participant terminates employment with the Company at any time and they are less than fully vested in their qualified matching contributions or earnings thereon, the non-vested portion is forfeited. All forfeitures under the Plan are used to reduce employer contributions to the Plan. As of December 31, 2002 and 2001 unused forfeitures totaled $38,827 and $50,941, respectively.

Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution, rollover into another qualified plan or an annuity to be paid for up to a 10 year period.

3.	Investments

Investments representing more than five percent of net assets available for benefits are as follows at December 31:

Market
2002	Value

Key Trust Investment Management:

EB Money Market Fund	$7,596,644

Victory Value Fund	4,770,274

PIMCO Total Return Fund	3,549,391

Victory Balanced Fund	3,202,670

Janus Twenty Fund	2,100,259

The Midland Company Common Stock	2,100,790

INVESCO Dynamics Fund	1,696,645

Market
2001	Value

Key Trust Investment Management:

EB Money Market Fund	$6,543,276

Victory Balanced Fund	2,909,384

Victory Value Fund	6,369,504

INVESCO Dynamics Fund	2,499,575

Victory Fund for Income Fund	2,679,525

Janus Twenty Fund	2,572,063

The Midland Company Common Stock	2,285,282

The net appreciation (depreciation) of investments, which includes gains and losses on investments sold as well as held during the year, is as follows for the years ended December 31:

	2002	2001

Mutual Funds	$(4,111,476)	$(4,110,082)

Common Stock	(496,959)	607,005

Total	$(4,608,435)	$(3,503,077)

4.	Tax Status

The Plan has received a letter of determination dated January 25, 1996 from the Internal Revenue Service which indicates that the Plan as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan has since been operated in compliance with the applicable requirements of the Internal Revenue Code and that it is qualified and the related trust is tax exempt.

5.	Party-in-Interest Transactions

KeyBank is the Plan trustee, recordkeeper and asset custodian as defined by the Plan; however, the related investment transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

The Plan offers loans to participants. Related transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

6.	Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by a duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the value of each participant’s interest in Company matching contributions will become fully vested and Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

7.	Subsequent Event

The Company transferred the trustee, recordkeeper and asset custodian responsibilities of the Plan from Key Trust Company to PNC Financial Services Group, Inc. on March 10, 2003. As a result of these changes, participants temporarily were unable to direct or diversify investments in individual accounts, obtain a loan from the Plan or obtain a distribution from the Plan. This period, during which participants were unable to exercise these rights otherwise available under the Plan, is called a “blackout period.” The blackout period for the Plan began on February 21, 2003 and ended on April 3, 2003. In 2003, several investment options were replaced with funds with similar investment objectives. Existing balances in the former investment options were automatically transferred to the new funds with similar investment objectives. The Plan also established additional investment options for 2003.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN
DECEMBER 31, 2002

Identity of Issue
Borrower, Lessor or		Market
Similar Party	Description of Investment	Value

KeyBank	American Funds Growth Fund of America	$441,667

KeyBank	INVESCO Dynamics Fund	1,696,645

KeyBank	Janus Twenty Fund	2,100,259

KeyBank	Janus Overseas Fund	878,097

KeyBank	Victory Stock Index Fund	955,368

KeyBank	Victory Value Fund	4,770,274

KeyBank	Victory Balanced Fund	3,202,670

KeyBank	The Midland Company Common Stock	2,100,790

KeyBank	PIMCO Total Return Fund	3,549,391

KeyBank	EB Money Market Fund	7,596,644

Various Participants	Outstanding Participant Loans (interest

	rates ranging from 5.25% - 10.5%)	616,951

TOTAL INVESTMENTS		$27,908,756